January 29, 2018

VIA EDGAR

Tom Kluck

Rahul Patel

Office of Real Estate and Commodities

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	VICI Properties Inc.

Registration Statement on Form S-11 (SEC File No. 333-221997)

Dear Mr. Kluck and Mr. Patel:

In connection with the above-referenced Registration Statement, and pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), we hereby join in the request of VICI Properties Inc. that the effective date of the above-referenced Registration Statement be accelerated so that it will be declared effective at 2:00 p.m., Eastern time, on January 31, 2018, or as soon thereafter as practicable.

Pursuant to Rule 460 under the Act, please be advised that we have distributed approximately 11,994 copies of the Preliminary Prospectus dated January 22, 2018 (the “Preliminary Prospectus”) through the date hereof, to underwriters, dealers, institutions and others.

In connection with the Preliminary Prospectus distribution for the above-referenced issue, the prospective underwriters have confirmed that they are complying with the 48-hour requirement as promulgated by Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature Page Follows]

Very truly yours,

MORGAN STANLEY & CO. LLC
GOLDMAN SACHS & CO. LLC
MERRILL LYNCH, PIERCE, FENNER & SMITH
INCORPORATED

As representatives of the several underwriters

MORGAN STANLEY & CO. LLC

By:	/s/ Jon Sierant

Name:	Jon Sierant
Title:	Executive Director

GOLDMAN SACHS & CO. LLC

By:	/s/ Ian Taylor

Name:	Ian Taylor
Title:	Managing Director

MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED

By:	/s/ Chris Porter

Name:	Chris Porter
Title:	Managing Director Investment Banking

[Signature Page to Acceleration Request]